January 30, 2018
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Terence O’Brien

Re:	BakerCorp International, Inc. Form 10-K for the Fiscal Year Ended January 31, 2017 Filed April 26, 2017 File No. 333-181780
Dear Mr. O’Brien:
We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended January 31, 2017 (the “2017 Form 10-K”) of BakerCorp International, Inc. (the “Company”) filed with the Commission on April 26, 2017. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.
Staff Comments and Company Responses
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Long-lived Assets and Customer Relationships, page 39

1.
On page 38 you state that the fair value of your Customer Relationships intangible asset was much lower than the carrying value. Given this please tell us how you determined the Customer Relationships intangible asset was not impaired. Please reference authoritative literature as part of your response. Refer to ASC 350-30-35-14 for guidance.

The Company acknowledges the Staff’s comment and respectfully submits that the North American Customer Relationships definite-lived intangible asset was reviewed due to indicators of impairment in our North American reporting unit. As discussed in ASC 350-30-35-14, an intangible asset that is subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 36-10 by applying the

7800 North Dallas Parkway, Suite 500, Plano, TX 75024
(972) 473-4418 / www.bakercorp.com

recognition and measurement provisions in paragraph 360-10-35-17 through 35-35 with an impairment loss being recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. ASC 360-10-35-17 states that an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).
In accordance with ASC 360-10-35-23 we first determined the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets and liabilities. In completing this assessment, we determined that the lowest level of cash flows that are largely independent of other assets and liabilities is the asset group that is comprised of Property, Plant & Equipment, Customer Relationships and Developed Technology as these assets work in conjunction with each other to generate revenues, and thus cash flows, and are considered interdependent on each other.
We then performed a recoverability test for this asset group by comparing the sum of the estimated undiscounted future cash flows attributable to the asset group to the carrying value of the asset group. In estimating the undiscounted future cash flows attributable to the asset group we followed the guidance in ASC 360-10-35-31 which states that the estimate of future cash flows used to test the recoverability of a long-lived asset (asset group) shall be made for the remaining useful life of the asset (asset group) to the entity. The remaining useful life of an asset group shall be based on the remaining useful life of the primary asset of the group. The primary asset is defined as the principal long-lived tangible asset being depreciated or intangible asset being amortized that is the most significant component asset from which the asset group derives its cash-flow generating capacity. We determined that for the asset group being tested the primary asset was the Customer Relationship intangible asset. The primary driver for this conclusion was evidenced by the fact that the majority of our revenue generated today can be attributable to the same customers we had when we originally fair valued this asset in 2012. As such, cash flows generated from property plant & equipment are largely based on the longstanding relationships we have with our customers. The remaining useful life of the Customer Relationship intangible asset at the date of the test was 20 years and this was the period for which we estimated the future cash flows of the asset group. The relatively long useful life of the Customer Relationship intangible asset is due to the long historical customer relationships of the Company and a low attrition rate in the customer base. This fact pattern is consistent with the assumptions that were used when the customer relationship intangible was initially valued in purchase accounting in June 2011.
The Company’s estimated undiscounted future cash flows of the asset group exceeded the carrying amount of the asset group and, therefore, passed the step one test. As a result, there was no impairment to our Customer Relationships definite-lived intangible asset under ASC 360.
The fair value of the Customer Relationship intangible asset discussed on page 38 of our Form 10-K for the year ended January 31, 2017, was determined only in conjunction with the completion of the second step of the goodwill impairment test under ASC 350-30-35-14 through 35-17 and because there was a long estimated useful life which had to be discounted to determine fair value this created a significant difference between the undiscounted cash flow determined under ASC 360 and the fair value used in the goodwill impairment test. As part of the discussion

7800 North Dallas Parkway, Suite 500, Plano, TX 75024
(972) 473-4418 / www.bakercorp.com

at the top of page 38 we disclosed that the reason that we passed the step two impairment test for goodwill was due to the fair value of our Customer Relationship intangible asset being much lower than the carrying value. This disclosure was included as we believe that it is important for the users of the financial statements to understand that, while the carrying value of the Customer Relationship was recoverable, the fair value was below the carrying value and this was the primary driver for the goodwill within the North American reporting unit not being impaired at this time.

2.
Customer relationships accounted for 87% of total other intangible assets as of January 31, 2017. Given recent impairment charges for your North American reporting unit and unfavorable results (i.e. declining revenue and segment loss from operations) please quantify the portion of the net customer relationship intangible asset that is allocated to the North American reporting unit. Such disclosure allows an investor to assess the materiality of possible impairment risk in the future related to the North American reporting unit. Refer to Section 501.12.b.3 “Focus on Material Trends and Uncertainties” of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment and respectfully submits that it will include the information in its next filing for the year ended January 31, 2018, to be filed in April 2018. As of January 31, 2017, the net Customer Relationship definite-lived intangible assets was $309.7 million of which $296.3 million, or 96.0%, related to the North American reporting unit.
Schedule II – Valuation and Qualifying Accounts, page 109

3.
We note that you present a Schedule II related to your valuation accounts; however, your report from your independent auditor does not provide an opinion for such schedule. Please tell us how you comply with the Instructions for Rule 5-04 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully submits that it was an oversight by both the Company’s independent auditor and management and has confirmed with its independent auditor that the information within Schedule II has been audited. Additionally, the majority of the information contained within Schedule II can be derived directly from other sources within the audited financial statements and are a subset of accounts contained in the balance sheet. Upon reviewing the schedule again after the receipt of this letter, the Company once again checked the amounts contained within the schedule and determined that the information was correctly derived from our historical accounting records. Based on the above facts, the Company proposes to prospectively correct this omission and oversight in our 2018 Form 10-K expected to be filed in April 2018. We will work with our independent auditor to ensure their opinion includes references to Schedule II for the years ended January 31, 2018, 2017, and 2016.

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7800 North Dallas Parkway, Suite 500, Plano, TX 75024
(972) 473-4418 / www.bakercorp.com

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3226.

Sincerely,
BakerCorp International, Inc.

/s/ Michael J. Henricks
Michael J. Henricks
Chief Financial Officer

cc:
Tracey McKoy, Staff Accountant, Securities and Exchange Commission
Al Pavot, Staff Accountant, Securities and Exchange Commission
Melissa N. Rocha, Securities and Exchange Commission
Robert Craycraft, Chief Executive Officer, BakerCorp International, Inc.

7800 North Dallas Parkway, Suite 500, Plano, TX 75024
(972) 473-4418 / www.bakercorp.com